UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

PROTOKINETIX, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.0000053 per share

(Title of Class of Securities)

743722100

(CUSIP Number)

Clarence E. Smith
1409 Peachtree Road
Dayton Beach, Florida 32114
(304) 299-5070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743722100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clarence E. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 115,987,093[1]
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 115,987,093
	10.	SHARED DISPOSITIVE POWER N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,987,093
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.49%
14.	TYPE OF REPORTING PERSON (see instructions) IN

 ___________________________

 1 Includes 68,214,444 shares of common stock held by Mr. Smith personally; 13,572,649 shares held in Mr. Smith’s trust; 1,850,000 held in Mr. Smith’s retirement account; and 32,350,000 shares owned directly by Mr. Smith by virtue of holding options exercisable in accordance with Rule 13d-1.

This Amendment No. 21 to Schedule 13D, dated June 17, 2024 (this “Amendment No. 21”), is being filed by the undersigned to amend the Schedule 13D originally filed on March 24, 2014 (the “Original 13D”), Amendment No. 1 to the Original 13D filed on July 8, 2015, Amendment No. 2 filed on May 5, 2016, Amendment No. 3 filed on July 11, 2016, Amendment No. 4 filed on September 19, 2016, Amendment No. 5 filed on November 7, 2016, Amendment No. 6 filed on December 7, 2016, Amendment No. 7 filed on December 22, 2016, Amendment No. 8 filed on December 23, 2016, Amendment No. 9 filed on January 17, 2018, Amendment No. 10 filed on June 12, 2018, Amendment No. 11 filed on January 17, 2019, Amendment No. 12 filed on April 16, 2019, Amendment No. 13 filed on July 17, 2019, Amendment No. 14 filed on April 1, 2020, Amendment No. 15 filed on August 7, 2020, Amendment No. 16 filed on August 6, 2021, Amendment No. 17 filed on March 21, 2022, Amendment No. 18 filed on February 15, 2023, Amendment No. 19 filed on June 15, 2023, and Amendment No. 20 filed on December 28, 2023. This Amendment No. 21 relates to the common stock, $0.0000053 par value, of ProtoKinetix, Incorporated (“ProtoKinetix” or the “Company”). This Amendment No. 21 is being filed by Mr. Smith to report an increase in his beneficial ownership of common stock due to the acquisition of additional common stock of ProtoKinetix in private placements in accordance with Rule 13d-2(a). Except as set forth herein, the Original Schedule 13D is unmodified.

ITEM 1. SECURITY AND ISSUER

The principal executive offices of ProtoKinetix are presently located at 109 W. Main St., Dalton, Ohio 45618.

ITEM 2. IDENTITY AND BACKGROUND

(c) Oil and gas industry entrepreneur. Mr. Smith’s primary occupation is President, Chief Executive Officer and Director of ProtoKinetix. ProtoKinetix’s principal address is 109 W. Main St., Dalton, Ohio 45618.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 13, 2024, Mr. Smith acquired 3,400,000 shares of common stock of ProtoKinetix pursuant to a private placement at a price per share of $0.01.

On June 14, 2024, Mr. Smith acquired 3,100,000 shares of common stock of ProtoKinetix pursuant to a private placement at a price per share of $0.01.

ITEM 4. PURPOSE OF THE TRANSACTION

No change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)             Mr. Smith beneficially owns 115,987,093 shares of common stock of ProtoKinetix which amounts to approximately 29.49% of the total number of common shares currently outstanding, of which 68,214,444 are owned directly by Mr. Smith, or held in a brokerage account for his benefit, 13,572,649 shares are owned indirectly by Mr. Smith through his trusts, 1,850,000 are owned indirectly by Mr. Smith through his retirement account, and 32,350,000 shares are owned directly by Mr. Smith by virtue of holding options exercisable in accordance with Rule 13d-1.

(b)               Mr. Smith has sole voting and dispositive power over 115,987,093 shares of common stock of ProtoKinetix.

(c)                Please see Item 3 above for a description of securities transactions.

(d)               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

(e)                Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2024	/s/ Clarence E. Smith
Clarence E. Smith, CEO & Director